UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Williams Pipeline Partners L.P.

(Name of Issuer)
Common Units Representing Limited Partner Interests

(Title of Class of Securities)
96950K103

(CUSIP Number)
James J. Bender
One Williams Center
Tulsa, Oklahoma 74172-0172
(918) 573-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 15, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	96950K103	Page	2	of	15

1	NAMES OF REPORTING PERSONS The Williams Companies, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		4,700,668 common units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

4,700,668 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

4,700,668 common units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC; CO
* The Williams Companies may also be deemed to beneficially own 10,957,900 subordinated units representing limited partner interests in Williams Pipeline Partners L.P., which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Amended and Restated Agreement of Limited Partnership of Williams Pipeline Partners L.P., which is incorporated herein by reference.

CUSIP No.	96950K103	Page	3	of	15

1	NAMES OF REPORTING PERSONS Williams Gas Pipeline Company, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		4,700,668 common units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

4,700,668 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

4,700,668 common units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC; OO – limited liability company
* Williams Gas Pipeline Company, LLC may also be deemed to beneficially own 10,957,900 subordinated units representing limited partner interests in Williams Pipeline Partners L.P., which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Amended and Restated Agreement of Limited Partnership of Williams Pipeline Partners L.P., which is incorporated herein by reference.

CUSIP No.	96950K103	Page	4	of	15

1	NAMES OF REPORTING PERSONS Williams Pipeline GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		4,700,668 common units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

4,700,668 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

4,700,668 common units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC; OO – limited liability company
* Williams Pipeline GP LLC, the sole general partner of Williams Pipeline Partners L.P., owns, beneficially and of record, 684,869 general partner units and incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in Williams Pipeline Partners L.P. Williams Pipeline GP LLC also owns 10,957,900 subordinated units representing limited partner interests in Williams Pipeline Partners L.P., which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Amended and Restated Agreement of Limited Partnership of Williams Pipeline Partners L.P., which is incorporated herein by reference.

Page	5	of	15
Introduction
     This Amendment No. 2 amends Item 2, Item 3, Item 4, Item 6 and Item 7 of the Schedule 13D originally filed by (i) The Williams Companies, Inc., a Delaware corporation (“Williams”), (ii) Williams Gas Pipeline Company, LLC, a Delaware limited liability company (“Williams Gas Pipeline”) and (iii) Williams Pipeline GP LLC, a Delaware limited liability company (the “General Partner” and, together with Williams and Williams Gas Pipeline, the “Reporting Persons”) with the Securities and Exchange Commission (the “Commission”) on February 4, 2008 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on February 25, 2008 (“Amendment No. 1”). This statement on Schedule 13D relates to common units representing limited partner interests (“Common Units”) of Williams Pipeline Partners L.P., a Delaware limited partnership (the “Issuer”). Unless specifically amended hereby, the disclosure set forth in the Original Schedule 13D, as amended by Amendment No. 1, shall remain unchanged.
Item 2. Identity and Background
     The information previously provided in response to Item 2 is hereby amended and supplemented by adding the following:
     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the persons listed on Schedule 1 as a director or executive officer of Williams, Williams Gas Pipeline or the General Partner has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     The information previously provided in response to Item 3 is hereby amended and supplemented by adding the following:
     On March 12, 2008, James J. Bender, general counsel of the General Partner, acquired beneficial ownership of 2,000 Common Units in open market transactions at a price of $17.63-$17.95 per Common Unit. William G. Lowrie, a member of the board of directors of Williams, acquired beneficial ownership of 1300 Common Units in an open market transaction at a price of $18.03 per Common Unit on May 6, 2008; 500 Common Units in an open market transaction at a price of $18.34 per Common Unit on May 7, 2008; and 190 Common Units in an open market transaction at a price of $18.19 on May 8, 2008. On October 1, 2008, H. Brent Austin, a member of the board of directors of the General Partner, acquired beneficial ownership of 1,762 Common Units as a grant of restricted Common Units under the Williams Pipeline GP LLC Long-Term Incentive Plan. On December 16, 2008, Emmitt House, a member of the board of directors of the General Partner, acquired beneficial ownership of 1,500 Common Units in an open market transaction at a price of $13.8881 per Common Unit. On December 16, 2009, Steven L. Zelkowitz, a member of the board of directors of the General Partner, acquired beneficial ownership of 5,000 Common Units in open market transactions at a price of $22.7687-$22.9288 per Common Unit.

Page	6	of	15
Item 4. Purpose of Transaction
     The information previously provided in response to Item 4 is hereby amended and supplemented by adding the following at the end thereof:
     On January 15, 2010, Williams Partners L.P., a publicly traded Delaware master limited partnership formed by Williams (“WPZ”), entered into a Contribution Agreement (the “Contribution Agreement”) with certain subsidiaries of Williams, specifically Williams Gas Pipeline, Williams Energy Services, LLC (“WES”), WGP Gulfstream Pipeline Company, L.L.C. (“WGPGPC”), Williams Partners GP LLC (the “WPZ General Partner,” and together with Williams Gas Pipeline, WES, and WGPGPC, the “Contributing Parties”), and Williams Partners Operating LLC, the operating subsidiary of WPZ (the “Operating Company,” and together with WPZ, the “WPZ Parties”). Williams is also a party to the Contribution Agreement for the limited purpose described below. Pursuant to the Contribution Agreement, the Contributing Parties will contribute to WPZ the ownership interests in the entities that make up Williams’ Gas Pipeline and Midstream Gas and Liquids business segments (including its limited and general partner interests in the Issuer (through the transfer to WPZ of Williams Gas Pipeline’s entire interest in the General Partner), but excluding its Canadian, Venezuelan and olefins operations, and a 25.5% interest in Gulfstream Natural Gas System, L.L.C.), to the extent not already owned by WPZ and its subsidiaries (the “Contributed Entities”). This contribution will be in exchange for aggregate consideration of:
•	$3.5 billion in cash, less all expenses incurred by WPZ in connection with (i) the transactions contemplated by the Contribution Agreement, (ii) the Proposed Private Placement (as defined below), including any initial purchasers’ discount or original issue discount, (iii) the establishment of the WPZ Credit Facility (as defined below), (iv) the Exchange Offer (as defined below), and (v) one half of any and all applicable filing fees under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “Net Cash Consideration”);
•	203 million of WPZ’s Class C limited partner units (the “Class C Units”), which will be identical to WPZ’s common limited partner units except that (i) in the first fiscal quarter in which the Class C Units are outstanding they will receive a quarterly distribution that is prorated to reflect the fact that the Class C Units were not outstanding during the full quarterly period, and (ii) they will automatically convert into WPZ’s common limited partner units following the record date for the distribution with respect to the first fiscal quarter in which the Class C Units are outstanding; and
•	an increase in the capital account of the WPZ General Partner to allow it to maintain its 2% general partner interest and the issuance of general partner units to the General Partner equal to 2/98th of the number of Class C Units that will be issued, resulting in Williams holding an approximate 82% limited partner interest and a 2% general partner interest in WPZ.
     The Net Cash Consideration will be paid to Williams from the net proceeds of a proposed private placement (the “Proposed Private Placement”) of WPZ’s senior unsecured notes (the “Debt Securities”) to be conducted pursuant to Rule 144A under the Securities Act of 1933, as amended, and, to the extent the net proceeds to WPZ from the Proposed Private Placement total less than the Net Cash Consideration, borrowings under a new senior unsecured revolving credit facility to be established by WPZ (the “WPZ Credit Facility,” and together with the Proposed Private Placement, the “Proposed Financing Transactions”).

Page	7	of	15
     Following, and contingent upon, the closing of the transactions contemplated in the Contribution Agreement, including the transfer to WPZ of Williams Gas Pipeline’s indirect ownership interest in the Issuer, WPZ currently intends to commence an exchange offer for the outstanding publicly traded Common Units of the Issuer (the “Exchange Offer”). Under the terms of the proposed Exchange Offer, each Common Unit not held by WPZ and its affiliates would be exchanged for WPZ common units at a fixed exchange ratio of 0.7584 WPZ common units for each Common Unit. If WPZ and its affiliates acquire ownership of more than 75% of the outstanding Common Units pursuant to the Exchange Offer, WPZ intends to cause the General Partner to exercise its right under the Issuer’s Amended and Restated Agreement of Limited Partnership to purchase all of the remaining Common Units. Following such events, the Common Units will no longer be traded on the New York Stock Exchange and will be deregistered under the Act.
     Pursuant to the Contribution Agreement, the Contributing Parties have agreed to indemnify the WPZ Parties, their subsidiaries and their respective securityholders, directors, officers, and employees, and the directors, officers, and employees of the WPZ General Partner (the “WPZ Indemnified Parties”) against certain losses resulting from any breach of the Contributing Parties’ representations, warranties, covenants or agreements or any breach or violation of any environmental laws (as defined in the Contribution Agreement) that occurs prior to closing by any of the Contributed Entities or their subsidiaries or relating to the assets of the Contributed Entities or their subsidiaries. The WPZ Parties have agreed to indemnify the Contributing Parties, their affiliates (other than any of the WPZ Indemnified Parties), the Contributed Entities and their subsidiaries, and their respective securityholders, directors, officers, and employees against certain losses resulting from any breach of the WPZ Parties’ representations, warranties, covenants or agreements. Certain of the indemnification obligations of the Contributing Parties, on the one hand, and the WPZ Parties, on the other hand, are subject to a minimum claim amount of $400,000 and an aggregate deductible of $180 million. All of the indemnification obligations of the Contributing Parties, on the one hand, and the WPZ Parties, on the other hand, are subject to a cap equal to $1.44 billion, except that the Contributing Parties’ indemnification obligation with respect to a breach of their representation of title to the Contributed Entities shall not exceed an amount equal to $9.5 billion minus the amount paid in respect of all other indemnification obligations of the Contributing Parties. In addition, the parties have reciprocal indemnification obligations for certain tax liabilities and losses and those obligations are not subject to the deductible and cap. Williams has agreed to guarantee the indemnification obligations of the Contributing Parties up to a maximum of $1.44 billion.
     The closing of the transactions contemplated by the Contribution Agreement is subject to the satisfaction of a number of customary and other closing conditions, including, among others, (i) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) the Proposed Financing Transactions having closed or being ready to close (or, if applicable, having closed into escrow) on terms satisfactory to Williams in its discretion and the Proposed Financing Transactions raising or making available to WPZ net cash proceeds that equal or exceed the Net Cash Consideration, (iii) the WPZ common units to be issued upon conversion of the Class C Units being approved for listing on the New York Stock Exchange, subject only to official notice of issuance, (iv) conditions related to the maintenance of certain credit ratings of Williams and WPZ and receipt of investment grade ratings for the Debt Securities, (v) WPZ’s receipt of a tax opinion of Andrews Kurth LLP regarding “qualifying income” matters, (vi) the various ancillary agreements to be entered into in connection with the Contribution Agreement having been executed by each of the parties thereto, and (vii) the absence of any “material adverse effect” of the Contributed Entities and their subsidiaries or of WPZ since the execution of the Contribution Agreement.
     Upon the closing of the transactions contemplated by the Contribution Agreement, the agreements that are attached as exhibits to the Contribution Agreement will be executed. These agreements are (i) a Conveyance, Contribution and Assumption Agreement among the

Page	8	of	15
Contributing Parties and the WPZ Parties (the “Conveyance Agreement”), (ii) an Omnibus Agreement between Williams and WPZ, (iii) a Limited Call Right Forbearance Agreement between WPZ and the WPZ General Partner, (iv) an Administrative Services Agreement between Transco Pipeline Services LLC, a Delaware limited liability company, and Transcontinental Gas Pipe Line Company, LLC, a Delaware limited liability company, (v) a Secondment Agreement among Williams, WPZ and the WPZ General Partner, and (vi) an Amendment to WPZ’s Amended and Restated Agreement of Limited Partnership, as amended. The Conveyance Agreement will effect the contribution of the ownership interests in the Contributed Entities from the Contributing Parties to WPZ and will further transfer the ownership interests in the Contributed Entities from WPZ to the Operating Company.
     The WPZ General Partner serves as the general partner of WPZ, holding a 2% general partner interest and incentive distribution rights in WPZ. Williams currently directly or indirectly owns (i) 100% of the WPZ General Partner, which allows it to control WPZ and to own the 2% general partner interest and incentive distribution rights in WPZ, (ii) 100% of Williams Gas Pipeline, WES, and WGPGPC, and (iii) an approximate 21.57% limited partner interest in WPZ.
     The foregoing description of the Contribution Agreement and the transactions contemplated thereby and of the exhibits to the Contribution Agreement are not complete and are subject to and qualified in their entirety by reference to the full text of such agreements. A copy of the Contribution Agreement, including the exhibits thereto, was filed as Exhibit 10.1 to Williams’ current report on Form 8-K (File No. 001-04174) filed with the Commission on January 19, 2010, which exhibit is incorporated by reference in its entirety in this Item 4. The Contribution Agreement, including the exhibits thereto, is incorporated herein by reference to provide investors with information regarding its terms. It is not intended to provide any other factual information about Williams or the other parties to the Contribution Agreement or the other agreements attached as exhibits or any of their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Contribution Agreement or the other agreements attached as exhibits thereto were or will be made only for the purposes of such agreements and as of a specific date, were or will be solely for the benefit of the parties to such agreements, may be subject to limitations agreed upon by the contracting parties, including being qualified by disclosure schedules made for the purposes of allocating contractual risk between the parties thereto instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Williams or the other parties to the Contribution Agreement or the other agreements attached as exhibits thereto or any of their respective subsidiaries and affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Contribution Agreement or the other agreements attached as exhibits thereto, which subsequent information may or may not be fully reflected in William’s public disclosures.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information provided or incorporated by reference in Item 4 above is hereby incorporated by reference herein.

Page	9	of	15
Item 7. Materials to Be Filed as Exhibits
The information previously provided in response to Item 7 is hereby amended and supplemented by adding the following at the end thereof:

Exhibit F	Contribution Agreement, dated as of January 15, 2010, by and among Williams Partners L.P., Williams Gas Pipeline Company, LLC, Williams Energy Services, LLC, WGP Gulfstream Pipeline Company, L.L.C., Williams Partners GP LLC, Williams Partners Operating LLC and, for a limited purpose, The Williams Companies, Inc., including exhibits thereto (attached as Exhibit 10.1 to Williams’ current report on Form 8-K (File No. 001-04174) filed with the Commission on January 19, 2010 and incorporated herein in its entirety by reference).

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 19, 2010

The Williams Companies, Inc.
By:	/s/ Phillip D. Wright
	Name:	Phillip D. Wright
	Title:	Senior Vice President – Gas Pipeline

Williams Gas Pipeline Company, LLC
By:	/s/ Phillip D. Wright
	Name:	Phillip D. Wright
	Title:	Senior Vice President

Williams Pipeline GP LLC
By:	/s/ Phillip D. Wright
	Name:	Phillip D. Wright
	Title:	Senior Vice President and Chief Operating Officer

Page	11	of	15
Schedule 1
Executive Officers of The Williams Companies, Inc.
Alan S. Armstrong
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president, Midstream
Citizenship: USA
Amount Beneficially Owned: 0
James J. Bender
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president and general counsel
Citizenship: USA
Amount Beneficially Owned: 10,000 Common Units (less than 1%)+*
Donald R. Chappel
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president and chief financial officer
Citizenship: USA
Amount Beneficially Owned: 10,000 Common Units (less than 1%)+
Ralph A. Hill
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president, Exploration and Production
Citizenship: USA
Amount Beneficially Owned: 5,000 Common Units (less than 1%)+
Robyn L. Ewing
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president and chief administrative officer
Citizenship: USA
Amount Beneficially Owned: 0
Steven J. Malcolm
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Chairman of the board, chief executive officer and president
Citizenship: USA
Amount Beneficially Owned: 10,000 Common Units (less than 1%)+

Page	12	of	15
Ted T. Timmermans
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Vice president, corporate controller and chief accounting officer
Citizenship: USA
Amount Beneficially Owned: 500 Common Units (less than 1%)+
Phillip D. Wright
c/o The Williams Companies, Inc.
2800 Post Oak Boulevard
Houston, Texas 77056
Principal Occupation: Senior vice president, Gas Pipeline
Citizenship: USA
Amount Beneficially Owned: 10,100 Common Units (less than 1%)+
Board of Directors of The Williams Companies, Inc.
Irl F. Engelhardt
c/o Patriot Coal Corporation
12312 Olive Boulevard
St. Louis, Missouri 63141
Principal Occupation: Chairman, Patriot Coal Corporation
Citizenship: USA
Amount Beneficially Owned: 0
William E. Green
425 Sherman Avenue, Suite 100
Palo Alto, California 94306
Principal Occupation: Founder of William Green & Associates, a Palo Alto, California law firm, and vice president, general counsel and secretary of AIM Broadcasting, LLC, a broadcast media firm, whose address is 480 Lytton Avenue, Suite 7, Palo Alto, California 94301
Citizenship: USA
Amount Beneficially Owned: 0
Juanita H. Hinshaw
7701 Forsyth Blvd., Suite 1000
Clayton, Missouri 63105
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 1,000 Common Units (less than 1%)+
W.R. Howell
42113 N. 105th Street
Scottsdale, Arizona 85262
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 10,000 Common Units (less than 1%)+
George A. Lorch
1125 Dormie Drive
Naples, Florida 34108
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 5,000 Common Units (less than 1%)+

Page	13	of	15
William G. Lowrie
44 Goat Island Place
Sheldon, South Carolina 29441
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 6,990 Common Units (less than 1%)+
Frank T. MacInnis
c/o EMCOR Group, Inc.
301 Merritt Seven, 6th Floor
Norwalk, Connecticut 06851
Principal Occupation: Chairman of the board and chief executive officer of EMCOR Group, Inc., an electrical and mechanical construction and facilities management group
Citizenship: USA
Amount Beneficially Owned: 5,000 Common Units (less than 1%)+
Steven J. Malcolm
(see above)
Janice D. Stoney
c/o Qwest Communications
20 E. Thomas, 16th Floor
Phoenix, Arizona 85012
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 5,000 Common Units (less than 1%)+
Dr. Kathleen B. Cooper
Southern Methodist University
3330 University Blvd.
213 Carr Collins Hall
Dallas, Texas 77275-0117
Principal Occupation: Senior Fellow at Southern Methodist University
Citizenship: USA
Amount Beneficially Owned: 0
William R. Granberry
Compass Operating, LLC
400 W. Illinois
Suite 1000
Midland, Texas 79701
Principal Occupation: Member of Compass Operating Company, LLC
Citizenship: USA
Amount Beneficially Owned: 0
Joseph R. Cleveland
9117 Mid Pines Court
Orlando, Florida 32719
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 0
Members of the Management Committee and Executive Officers of Williams Gas Pipeline Company, LLC
Steven J. Malcolm, Member of Management Committee, Chairman
(see above)

Page	14	of	15
Donald R. Chappel, Member of Management Committee
(see above)
Phillip D. Wright, Member of Management Committee, Senior Vice President
(see above)
Robyn L. Ewing, Member of Management Committee
(see above)
Rodney J. Sailor, Assistant Treasurer
(see below)
Members of Williams Gas Pipeline Company, LLC
See above for information regarding the executive officers and directors of Williams, the sole member of Williams Gas Pipeline Company, LLC
Executive Officers and Directors of Williams Pipeline GP LLC
Steven J. Malcolm, Chairman of the Board and Chief Executive Officer
(see above)
Donald R. Chappel, Director and Chief Financial Officer
(see above)
Phillip D. Wright, Director and Chief Operating Officer
(see above)
James J. Bender, General Counsel
(see above)
Rodney J. Sailor
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Vice President and Treasurer of The Williams Companies, Inc.
Citizenship: USA
Amount Beneficially Owned: 500 Common Units (less than 1%)+
Emmitt C. House
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Attorney with Gonzalez, Saggio and Harlan, L.L.C.
Citizenship: USA
Amount Beneficially Owned: 4,000 Common Units (less than 1%)
Steven L. Zelkowitz
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Consultant with Sycamore Energy Consulting
Citizenship: USA
Amount Beneficially Owned: 5,000 Common Units (less than 1%)

Page	15	of	15
H. Brent Austin
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Chief Investment Officer of Alsamora L.P.
Citizenship: USA
Amount Beneficially Owned: 1,762 Common Units (less than 1%)
Members of Williams Pipeline GP LLC
See above for information regarding the executive officers and directors of Williams Gas Pipeline Company, LLC, the sole member of Williams Pipeline GP LLC
(see above)

+	Listed Person acquired common units pursuant to Issuer’s directed unit program.

*	Listed Person is the trustee of the James J. Bender Trust dated July 8, 2009, who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 10,000 Common Units held by the Trust.